Mail Stop 3561

January 24, 2007

Steven P. Wyandt
Chief Executive Officer
Nitches, Inc.
10280 Camino Santa Fe
San Diego, CA 92121

Re: **Nitches, Inc.**
       Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
       Filed January 5, 2007
       File No. 0-13851

       Amended Form 10-Q/A for Fiscal Quarter Ended May 31, 2006
       Filed December 20, 2006
       Form 10-K for Fiscal Year Ended August 31, 2006
       Filed December 14, 2006
       Form 10-Q for Fiscal Quarter Ended November 30, 2006
       Filed January 22, 2007
       File No. 0-13851

Dear Mr. Wyandt:

　　　　We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q/A for Fiscal Quarter Ended May 31, 2006

　　1. We note that in response to our comments in our letter dated December 4, 2006, you filed a short-form amended Form 10-Q/A for fiscal quarter ended May 31,

2006. Please refile the full Form 10-Q for fiscal quarter ended May 31, 2006 in a subsequent amendment that includes new 302 and 906 certifications.

Controls and Procedures, page 2

2. We note your response to comment 3 in our letter dated December 4, 2006. In this regard, we note your added disclosure that a "[c]ontrol system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met." Please revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective or not effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

3. We note your revised disclosure that upon re-evaluation, your chief executive and financial officer concluded that as of May 31, 2006, the design and operation of your disclosure controls and procedures were not effective as of May 31, 2006. Please disclose in greater detail the nature of the material weakness identified in your disclosure. In this regard, please also revise to disclose the specific steps that you are taking or have taken, if any, to remediate the material weakness. Further, please disclose when the material weakness was identified, by whom it was identified and when the material weakness first began.

Exhibits 31.1 and 32.1

4. We note your response to comment 6 in our letter dated December 4, 2006. It appears, however, that you have not used the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K, as required. For example, paragraph 4(c) does not include the parenthetical language. Please revise your 302 certification to use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K.

Form 10-K for Fiscal Year Ended August 31, 2006 and Form 10-Q for Fiscal Quarter Ended November 30, 2006

5. Please comply with comments issued on the Form 10-Q/A for fiscal quarter ended May 31, 2006, as applicable.

Form 10-K for Fiscal Year Ended August 31, 2006

Controls and Procedures, page 33

6. We note your disclosure that your chief executive and financial officer "[o]riginally concluded that, as of the end of such period, our disclosure controls and procedures were not effective in recording, processing, summarizing and reporting…and are effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated…." It appears that you disclose your chief executive and financial officers' original effectiveness conclusion, but not your chief executive and financial officers' final effectiveness conclusion. Further, please note that the effectiveness conclusion should not be bifurcated, but rather stated as a single conclusion of the effectiveness of your disclosure controls and procedures as a whole. Please revise your disclosure accordingly.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: James A. Mercer, Esq.
        Duane Morris LLP
        Fax: (619) 744-2201